RMS

18006686

N

Washington, D.C. 20549

SEC MAIL PROCESSING
Received
MAR 01 2018
WASH, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52909

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Donnelly Penman & Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17160 Kercheval Ave.
(No. and Street)

Grosse Pointe	MI	48230
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark A. Cleland (313) 393-3060
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rehmann Robson LLC
(Name – *if individual, state last, first, middle name*)

555 Briarwood Circle, Ste 300	Ann Arbor	MI	48108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Mark A. Cleland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Donnelly Penman & Partners, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

BONNIE SOMERVILLE
NOTARY PUBLIC, STATE OF MI
COUNTY OF MACOMB
MY COMMISSION EXPIRES Sep 17, 2021
ACTING IN COUNTY OF Wayne

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] ~~(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (n) Review Report of Independent Registered Public Accounting Firm.
x (o) Management Assertion Regarding Exemption from 17 CFR 240.15c3-3.

DONNELLY PENMAN & PARTNERS, INC.

TABLE OF CONTENTS

* * * * * *

Rehmann

Rehmann Robson
555 Briarwood Circle
Suite 300
Ann Arbor, MI 48108
Ph: 734.761.2005
Fx: 734.761.3856
rehmann.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Directors and Shareholders
Donnelly Penman & Partners, Inc.
Grosse Pointe, Michigan

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of ***Donnelly Penman & Partners, Inc.*** (the "Company") as of December 31, 2017 and 2016, the related statements of operations, changes in shareholders' equity and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary information

The supplementary information contained on pages 14 and 15 has been subjected to audit procedures performed in conjunction with the audit of Donnelly Penman & Partners, Inc.'s financial statements. The supplemental information is the responsibility of Donnelly Penman & Partners, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rehmann Robson LLC

We have served as the Company's independent auditor since 2016.
Ann Arbor, Michigan
February 26, 2018

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2017 and 2016

	2017	2016
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 461,740	$ 468,142
Accounts receivable - trade, net of allowance for doubtful accounts of $12,500 in 2017 ($0 in 2016)	157,991	238,063
Accounts receivable - other	25,374	1,459
Accounts receivable - related party	4,582	-
Prepaid expenses	54,654	40,728
Total Current Assets	704,341	748,392
Property and Equipment:		
Computer equipment	71,545	55,841
Furniture and fixtures	128,871	122,796
Leasehold improvements	66,231	66,231
Total	266,647	244,868
Less: Accumulated depreciation and amortization	127,726	102,143
Net Property and Equipment	138,921	142,725
Total Assets	$ 843,262	$ 891,117
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 11,221	$ 1,368
Accrued expenses	274,210	426,665
Total Current Liabilities (Equal to Total Liabilities)	285,431	428,033
Shareholders' Equity:		
Common stock, no par value, 60,000 shares authorized; 11,623 shares issued and outstanding	210,070	210,070
Additional paid-in capital	11,993	11,993
Retained earnings	335,768	241,021
Total Shareholders' Equity	557,831	463,084
Total Liabilities and Shareholders' Equity	$ 843,262	$ 891,117

The accompanying notes are an integral part of these financial statements.

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF OPERATIONS
Years Ended December 31, 2017 and 2016

	2017	2016
Revenues	$ 4,961,471	$ 9,720,951
Expenses:		
Compensation and benefits	4,201,984	9,268,651
Occupancy and equipment	157,986	153,283
Technology and communications	160,565	127,339
Other operating expenses	342,462	276,819
Total Expenses	4,862,997	9,826,092
Operating Income/(Loss)	98,474	(105,141)
Other Income	1,112	1,134
Net Income/(Loss)	$ 99,586	$ (104,007)

The accompanying notes are an integral part of these financial statements.

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years Ended December 31, 2017 and 2016

	Common Stock		Additional Paid-In	Retained	
	# of Shares	Amount	Capital	Earnings	Total
Balances - January 1, 2016	11,623	$ 210,070	$ 11,993	$ 386,358	$ 608,421
Redemption of common stock	(992)	(51,908)	-	-	(51,908)
Issuance of common stock	992	51,908	-	-	51,908
Net loss	-	-	-	(104,007)	(104,007)
Shareholder distributions	-	-	-	(41,330)	(41,330)
Balances - December 31, 2016	11,623	210,070	11,993	241,021	463,084
Redemption of common stock	(1,438)	(57,281)	-	-	(57,281)
Issuance of common stock	1,438	57,281	-	-	57,281
Net income	-	-	-	99,586	99,586
Shareholder distributions	-	-	-	(4,839)	(4,839)
Balances - December 31, 2017	11,623	$ 210,070	$ 11,993	$ 335,768	$ 557,831

The accompanying notes are an integral part of these financial statements.

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2017 and 2016

	2017	2016
Cash Flows From Operating Activities:		
Net income (loss)	$ 99,586	$ (104,007)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	25,583	22,375
Loss on disposal of property and equipment	-	690
Bad debt expense	12,500	-
Changes in operating assets and liabilities that (used) provided cash:		
Accounts receivable	39,075	(143,542)
Prepaid expenses	(13,926)	16,797
Accounts payable	9,853	989
Accrued expenses	(152,455)	(119,978)
Net Cash Provided By (Used In) Operating Activities	20,216	(326,676)
Cash Flows From Investing Activities:		
Purchases of property and equipment	(21,779)	(97,686)
Net Cash Used In Investing Activities	(21,779)	(97,686)
Cash Flows From Financing Activities:		
Redemption of common stock	(57,281)	(51,908)
Proceeds from common stock issued	57,281	51,908
Shareholder distributions	(4,839)	(41,330)
Net Cash Used In Financing Activities	(4,839)	(41,330)
Net Decrease In Cash and Cash Equivalents	(6,402)	(465,692)
Cash and Cash Equivalents, Beginning of Year	468,142	933,834
Cash and Cash Equivalents, End of Year	$ 461,740	$ 468,142

The accompanying notes are an integral part of these financial statements.

Note 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Donnelly Penman & Partners, Inc. (the "Company") is a closely-held corporation located in Grosse Pointe, Michigan. The Company provides investment banking and financial and investment advisory services to both public and private companies. Services are organized into industry groups, with particular emphasis in manufacturing, financial services, distribution, service and retail. Investment banking services generated approximately 100% and 99% of total revenue in 2017 and 2016, respectively.

Concentration of Credit Risk
The Company deposits cash primarily with a major bank within the United States of America and at times throughout the year may maintain balances that exceeds federally insured limits of $250,000 per depositor, per insured bank. The Company also maintains an account with a credit union, which is federally insured up to $250,000, per depositor, per insured credit union. Uninsured deposits totaled approximately $9,000 and $13,000 at December 31, 2017 and 2016, respectively. The Company has not experienced any losses in such accounts and management believes the Company is not exposed to any unusual credit risk on cash or cash equivalents.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting year. Accordingly, actual results could differ from those estimates.

Accounts Receivable
The Company extends credit to its customers in the form of accounts receivable in the ordinary course of business and generally requires no collateral. Trade accounts receivable are stated at the amount the Company expects to collect from outstanding balances. The Company provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on management's assessment of the current status of individual accounts. Balances that are still outstanding after the Company has attempted reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. The Company recorded an allowance in the amount of $12,500 as of December 31, 2017. Management did not consider an allowance necessary at December 31, 2016.

Note 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment, Depreciation and Amortization

Property and equipment are recorded at cost. Depreciation and amortization is expensed over the estimated useful lives of the related assets, using the straight-line method. Expenditures for maintenance and repairs are expensed as incurred. Management reviews these assets for impairment when circumstances or events indicate that the carrying value may not be recoverable.

The Company uses the following useful lives for assets placed in service:

Description	Asset Lives
Computer equipment	3 - 5 years
Furniture and fixtures	5 - 7 years
Leasehold improvements	40 years

Revenue Recognition

Revenue is recognized when services have been rendered based on the terms of the signed contract (engagement letter) with the customer. The Company recognizes non-refundable retainers as revenue in the month earned. Consulting fees are recognized in the month that services are performed. Closing and/or transactional fees are recognized upon the successful closing of the particular transaction. Commissions are recognized upon the sale of securities offered when the Company acts as an agent.

Recent Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASC 606, Revenue from Contracts with Customers, which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this standard is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This standard will be effective for the Company for the annual reporting period beginning after December 15, 2017.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

Income Taxes

The Company, with the consent of its shareholders, has elected to have its income taxed under the provisions of Subchapter S of the Internal Revenue Code Section 1362, which provides that in lieu of corporate income taxes, the shareholders are taxed on the Company's taxable income. Therefore, no provision or liability for federal income tax is reflected in these financial statements. The Company may also be liable for other state and local income taxes in jurisdictions where it has nexus.

Note 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Management has analyzed the Company's material tax positions and has determined that no material uncertain tax positions exist that require recognition or disclosure in the accompanying financial statements. The Company is no longer subject to U.S. federal, state and local examinations by tax authorities for years before 2014.

Note 2 - COMMON STOCK

In 2017, the Company redeemed 1,438 shares of common stock from four non-majority shareholders for approximately $57,000 in two separate transactions. The Company immediately sold all the shares to four existing non-majority shareholders and one new shareholder for the same amount. In 2016, the Company redeemed 992 shares of common stock from three non-majority shareholders for approximately $52,000. The Company immediately sold all the shares to four existing non-majority shareholders and one new shareholder for the same amount. In addition, the Company and its shareholders entered into an Amended and Restated Shareholder Agreement (the "Agreement") dated September 1, 2016. Under the Agreement, the Company will purchase a shareholder's common stock at termination of employment of the shareholder. The purchase price will vary based on the reason for termination and will range between 50% and 100% of Book Value, as defined in the Agreement. The purchase price may also be reduced for the shareholder's portion of contractual liabilities, as defined in the Agreement, existing at the time of termination. The Company also has the option to reallocate shares annually based on the discretion of the Company's Executive Committee. The purchase price for these shares will be at 100% of Book Value.

Note 3 - QUALIFIED RETIREMENT PLANS

The Company sponsors a profit sharing plan (the "Plan") with a safe-harbor provision for all employees who have attained the age of twenty-one and completed one year of service. Each year the Company may make a profit sharing contribution to the Plan at the discretion of the Board of Directors. Contributions approved by the Board of Directors for 2017 and 2016 totaled approximately $212,000 and $222,000, respectively.

Note 4 - RELATED PARTY TRANSACTIONS (INCLUDING COMMITMENTS)

The Company earned approximately $67,000 in management fees for 2016 from an investment fund that is related by common ownership. There were no fees earned in 2017.

During 2017, the Company loaned a shareholder $4,582 to purchase stock in the Company. The loan is expected to be repaid during 2018.

Note 4 - RELATED PARTY TRANSACTIONS (INCLUDING COMMITMENTS) (CONTINUED)

The Company leases office space from a Michigan limited liability company, certain members of which are also shareholders of the Company. The lease calls for monthly rental payments of $9,442 through December 31, 2020. The Company also pays all the costs of utilities, maintenance and repairs on the leased space. Rental expense for the related party lease was approximately $114,000 for 2017 and 2016.

The Company also leases various office equipment and vehicles from unrelated parties under operating leases which expire through June 2019. In addition, the Company is obligated under contracts with unrelated parties for research subscriptions which expire through December 2018.

Scheduled minimum future payments required under these non-cancelable operating leases and commitments which have initial or remaining terms in excess of one year as of December 31, 2017 are as follows:

Year Ending December 31	Related Party	Total
2018	$ 113,309	$ 206,279
2019	113,309	186,389
2020	113,309	185,809
Total Future Minimum Payments	$ 339,927	$ 578,477

Total expense for the related party office lease expense, office equipment and vehicle leases and research subscriptions was approximately $216,000 and $214,000 for 2017 and 2016, respectively.

Note 5 - REGULATORY REQUIREMENTS

The Company is subject to a minimum net capital rule under the Securities and Exchange Act of 1934, Rule 15c3-1 (the Rule), and computes its net capital under the alternative method permitted by the Rule, which requires the maintenance of minimum net capital, as defined, of the greater of 6-2/3% of aggregate indebtedness or a minimum amount that is based on the type of business conducted by the Company. Total required net capital under the Rule is $19,029 at December 31, 2017. At December 31, 2017 net capital under the Rule was $176,309, which was $157,280 in excess of its minimum dollar amount requirement. The net capital ratio was 1.62 at December 31, 2017. The Company's net capital under the Rule was $205,109 which was $187,573 in excess of its minimum dollar amount requirement at December 31, 2016. The net capital ratio was 1.28 as of December 31, 2016.

Note 6 - REGULATORY COMPLIANCE

The Company is a member of the Financial Industry Regulatory Authority (FINRA), the largest independent regulator for all securities firms doing business in the United States. As such, the Company is required to comply with various regulations set forth by FINRA, and from time to time is subject to FINRA examination to ensure compliance with current regulations. Any noncompliance with such rules and regulations may subject the Company to disciplinary actions, including, but not limited to, fines, suspension or possible loss of membership. Accordingly, any noncompliance could result in actions by FINRA that have a materially adverse impact on the Company's financial position, results of operations or cash flows.

Note 7 - SUBSEQUENT EVENTS

In preparing these financial statements, management has evaluated, for potential recognition or disclosure, significant events or transactions that occurred during the period subsequent to December 31, 2017, the most recent statement of financial condition presented herein, through February 26, 2018, the date the financial statements were issued. No significant events or transactions were identified.

* * * * * *

SUPPLEMENTARY INFORMATION

DONNELLY PENMAN & PARTNERS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2017

NET CAPITAL		
Total shareholders' equity		$ 557,831
Deduct ownership equity not allowable for net capital		-
Total ownership equity for net capital		557,831
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		557,831
Deductions and/or Charges:		
Non-Allowable assets:		
Accounts receivable - trade	$ 157,991	
Accounts receivable - other	29,956	
Property and equipment	138,921	
Prepaid expenses	54,654	
Total Deductions and/or Charges		381,522
Net Capital		$ 176,309
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Liabilities Included In Statement of Financial Condition -		
Accounts payable and accrued expenses	$ 285,431	
Total Aggregate Indebtedness		$ 285,431
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required		$ 5,000
Net Capital Requirement		$ 19,029
Excess Net Capital		$ 157,280
Net Capital Less The Greater of 10% of Total Aggregate Indebtedness Or 120% of the Net Capital Requirement		$ 147,766
Percentage of Aggregate Indebtedness to Net Capital		161.89%

See report of independent registered public accounting firm.

DONNELLY PENMAN & PARTNERS, INC.
RECONCILIATION OF PART IIA - FORM 17a-5
December 31, 2017

ASSETS	Allowable	Non-Allowable	Total
Assets per Donnelly Penman & Partners Unaudited Focus Report at December 31, 2017	$ 461,740	$ 381,522	$ 843,262
Assets Per Audited Financial Statements	$ 461,740	$ 381,522	$ 843,262

LIABILITIES AND CAPITAL	Per FOCUS Report	Difference	Audited
Liabilities	$ 285,431	$ -	$ 285,431
Shareholders' Equity:			
Common stock	210,070	-	210,070
Additional paid-in capital	11,993	-	11,993
Retained earnings	335,768	-	335,768
Total Shareholders' Equity:	557,831	-	557,831
Total Liabilities and Shareholders' Equity	$ 843,262	$ -	$ 843,262

NET CAPITAL	
Net Capital per Donnelly Penman & Partners Unaudited FOCUS Report at December 31, 2017	$ 285,431
Adjustments:	
Increases	-
Decreases	-
Net Capital Per Audited Net Capital Computation	$ 285,431

See report of independent registered public accounting firm.

Rehmann

Rehmann Robson
555 Briarwood Circle
Suite 300
Ann Arbor, MI 48108
Ph: 734.761.2005
Fx: 734.761.3856
rehmann.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Directors and Shareholders
Donnelly Penman & Partners, Inc.
Grosse Pointe, Michigan

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Donnelly Penman & Partners, Inc., and the SIPC, solely to assist you and the SIPC in evaluating Donnelly Penman & Partners, Inc.'s compliance with the applicable instructions of General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017. Donnelly Penman & Partners, Inc.'s management is responsible for Donnelly Penman & Partner's, Inc.'s Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 3l, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 3I, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Rehmann Robson LLC

Ann Arbor, Michigan
February 26, 2018

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2017
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(35-REV 6/17)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

52909 FINRA DEC
Donnelly Penman & Partners, Inc.
17160 Kercheval Ave.
Grosse Pointe, MI 48230-1661

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A.	General Assessment (item 2e from page 2)	$ 7,442
B.	Less payment made with SIPC-6 filed (exclude interest) July 19, 2017 (Date Paid)	(5,584)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	1,858
E.	Interest computed on late payment (see instruction E) for_____days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 1,858

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $ 1,858

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Donnelly Penman & Partners, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 31st day of January, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2017
and ending December 31, 2017

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 4,961,471

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. ________

(3) Net loss from principal transactions in commodities in trading accounts. ________

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. ________

Total additions ________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ________

(2) Revenues from commodity transactions. ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ________

(4) Reimbursements for postage in connection with proxy solicitation. ________

(5) Net gain from securities in investment accounts. ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

________ ________

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________

Enter the greater of line (i) or (ii) ________

Total deductions ________

2d. SIPC Net Operating Revenues $ 4,961,471

2e. General Assessment @ .0015 Rate effective 1/1/2017 $ 7,442

(to page 1, line 2.A.)

Rehmann

Rehmann Robson
555 Briarwood Circle
Suite 300
Ann Arbor, MI 48108
Ph: 734.761.2005
Fx: 734.761.3856
rehmann.com

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Directors and Shareholders
Donnelly Penman & Partners, Inc.
Grosse Pointe, Michigan

We have reviewed management's statements, included in the accompanying Management Assertion Regarding Exemption From 17 CFR §240.15c3-3, in which (1) Donnelly Penman & Partners, Inc. identified the following provisions of 17 CFR §240.15c3-3(k) under which the Donnelly Penman & Partners, Inc. claimed an exemption from 17 CFR §240.15c3-3: 17CFR 15c3-3 (k)(2)(i) (the "exemption provisions") and (2) Donnelly Penman & Partners, Inc. stated that Donnelly Penman & Partners, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Donnelly Penman & Partners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Donnelly Penman & Partners Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(17 CFR 15c3-3 (k)(2)(i)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rehmann Robson LLC

Ann Arbor, Michigan
February 26, 2018

DONNELLY PENMAN & PARTNERS
INVESTMENT BANKING

MANAGEMENT ASSERTION REGARDING EXEMPTION FROM 17 CFR 240.15c3-3

The Company hereby asserts that it is exempt from 17 CFR 240.15c3-3 under the provisions of 17 CFR 15c3-3 (k)(2)(i) (the "identified provisions") as of December 31, 2017. In addition, the Company met the identified provisions throughout the year ended December 31, 2017 without exception.

Mark A. Cleland
Chief Financial Officer
Donnelly Penman & Partners, Inc.
February 26, 2018

17160 KERCHEVAL AVENUE • GROSSE POINTE, MI 48230-1661
313-446-9900 • FAX 313-446-9955 • WWW.DONNELLYPENMAN.COM